EXHIBITS

Exhibit Number		Page
	Copy of the clarificatory press release of PLDT Inc. entitled “Clarification on the Availability of PLDT Inc.'s 2025 Annual Report on Form 20-F” dated September 25, 2026.	1

PLDT pressrelease

Clarification on the Availability of PLDT Inc.’s 2025 Annual Report on Form 20-F

MANILA, Philippines, 25 September 2026 – PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI) clarifies the hard copy availability statement in its press release dated 23 September 2026. The statement is replaced in its entirety with the following:

“Shareholders may request, free of charge, a hard copy of the complete financial statements included in PLDT’s original Annual Report on Form 20-F for the year ended 31 December 2025 by emailing PLDT_IR_Center@pldt.com.ph.”

The original Form 20-F is available at:

https://main.pldt.com/investor-relations/annual-and-sustainability-reports#us-sec-filing

The original Form 20-F should be read together with PLDT’s 13 August 2026 disclosure, “Expected Amendment of Form 20-F for the period ended December 31, 2025,” available at:

https://www.sec.gov/Archives/edgar/data/78150/000119312526347926/08.13.2026_pr_expectdame.htm

PLDT Investor Relations:

Jinggay Nograles

Email: PLDT_IR_Center@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE: TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE: PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting https://www.pldt.com/.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By : /s/Mark David P. Martinez Name : Mark David P. Martinez Title : Assistant Corporate Secretary Date : September 25, 2026